Country Style Cooking Restaurant Chain Announces Appointment of New Chief Financial Officer

Chongqing, China, January 20, 2012—Country Style Cooking Restaurant Chain Co., Ltd (“Country Style Cooking” or the “Company”) (NYSE: CCSC), a fast-growing quick service restaurant chain in China, today announced the appointment of Mr. Adam J. Zhao as Chief Financial Officer, effective on February 1, 2012.

Mr. Zhao has over 15 years’ experience in corporate finance, investment and management. Mr. Zhao joins Country Style Cooking from Ninetowns Internet Technology Group (NASDAQ: NINE), where he was a Corporate Vice President from July 2007.  Before Ninetowns, Mr. Zhao served as a Vice President of Digital Media Group, a China-based outdoor digital media company. Mr. Zhao’s earlier experiences include investment management positions at New Hope Capital and an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor’s degree in economics from Beijing International Study University in 1989 and his MBA from University of Illinois in 2003.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, "We are pleased to have Mr. Zhao on board to serve as our new CFO. We believe his solid background in corporate finance as well as his extensive experience in operations and management will be great assets to Country Style Cooking. We look forward to his contributions to the Company."

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd (“Country Style Cooking”) (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd
Mr. Andrew Zhang
Phone: +86-23-8866-8866
Email: ir@csc100.com

ICR Inc.
Mr. Rob Koepp
Phone: +86-10-6583-7516 or +1-646-328-2520
E-mail: Robert.Koepp@icrinc.com